February 14, 2006

Mr. Charles L. Atwood
Chief Financial Officer
Harrah's Entertainment, Inc.
One Harrah's Court
Las Vegas, Nevada 89119

Re: **Harrah's Entertainment, Inc.**
Form 10-K for the year ended December 31, 2004
Commission File Number: 001-10410

Dear Mr. Atwood:

We have reviewed your February 9, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Financial Statements

Note 1 – Summary of Significant Accounting Policies

Total Rewards Point Liabilities Program, page 48

1. Refer to our previous comment 3. You state that the accrual of earned "Reward Credits" is classified as a casino expense in your income statement rather than as a reduction of revenue. Please explain, in detail, the rationale for your conclusion and identify your basis in GAAP for this income statement classification.

General

2. Refer to our previous comments 4, 5, and 8. As previously requested, for each acquisition cited in our previous comments 4, 5, and 8, please provide us with the amounts of any

adjustments made to the original purchase price allocation. Please present this information in tabular form, by period and balance sheet line item. Your proposed revised disclosure indicating the purpose for the extension of the allocation period for each adjustment should be included with your response.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief